                                                        (VIVENDI UNIVERSAL LOGO)


                                                                  April 27, 2005

NOTE TO READERS: Vivendi Universal provided preliminary, unaudited revenue information for the first quarter of 2005 on an IFRS basis in accordance with European regulatory requirements.

- VIVENDI UNIVERSAL'S FIRST QUARTER 2005 REVENUES UP 7% ON A COMPARABLE BASIS

- GUIDANCE FOR 2005 ADJUSTED NET INCOME RAISED TO AT LEAST E1,800 MILLION


REVENUES

Vivendi Universal's as published revenues for the FIRST QUARTER OF 2005 AMOUNTED TO E4,761 MILLION compared with E4,385 million for the first quarter of 2004.

ON A COMPARABLE BASIS(1), 2005 first quarter revenues AMOUNTED TO E4,716 MILLION compared with E4,391 million for the first quarter of 2004, AN INCREASE OF 7% (+8% AT CONSTANT CURRENCY).

GUIDANCE FOR 2005 ADJUSTED NET INCOME RAISED

Vivendi Universal (Paris Bourse: EX FP; NYSE: V) announced today that indications for the current year allow the company to raise its guidance(2) for the 2005 fiscal year as a whole.


Vivendi Universal's adjusted net income for 2005 should total at least E1,800 million, in IFRS, reflecting a growth of at least 37%, i.e. E1.57 per share.

In view of its good business performance, Vivendi Universal considers that its adjusted net income could exceed E2,000 million in 2006.

                                        *
                                       * *

---------------------
(1) Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG's Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numericable) and includes the full consolidation of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR Cegetel applying 2005 rate. The revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred at the beginning of 2004.

(2) This guidance is a significant increase over the previous guidance of a minimum 20% growth in French GAAP, i.e. a minimum target of E1,660 million. By way of comparison 2004 adjusted net income was E1.380m in French GAAP and E1.309m in IFRS.

UNIVERSAL MUSIC GROUP (UMG):

Universal Music Group's revenues of E1,038 million were up 14% on a comparable basis(3) and in constant currency, reflecting growing sales in North America, Europe and Australia.

Quarterly best sellers included new albums from 50 Cent, Jack Johnson, 3 Doors Down, Mariah Carey and a debut release from The Game. Other best sellers included albums released in 2004 that continued to perform well from The Killers, Gwen Stefani, Keane and Scissor Sisters. Regional best sellers included albums from Mylene Farmer, Calogero and the Solidarite Asie tsunami relief project in France, Schnappi in Germany and Biaggio Antonacci in Italy.

Sales of digitized music, including downloads and ringtones also showed strong growth and represented 4% of total revenues.

In the U.S., UMG album sales as measured by Nielsen SoundScan(4) rose 10% versus last year while the total market fell 8% resulting in a 5.2 points increase in UMG's market share to 31.8%.

Major releases scheduled for the remainder of 2005 include new albums from Ashlee Simpson, Black Eyed Peas, Blink 182, Bon Jovi, Dr. Dre, Enrique Iglesias, Hoobastank, Jamie Cullum, Kanye West, Limp Bizkit, Ludacris, Mary J. Blige, Masaharu Fukuyama, Michel Sardou, Nickelback, Rammstein, Scissor Sisters, Sheryl Crow, Snow Patrol and Toby Keith.

VIVENDI UNIVERSAL GAMES (VUG):

For the first quarter of 2005, Vivendi Universal Games' revenues of E113 million were 47% higher than the prior year (up 52% on a constant currency basis).

This dramatic increase in revenues is driven primarily by the tremendous success of World of Warcraft, the critically acclaimed subscription-based, massively multiplayer online game (MMOG) from Blizzard Entertainment. World of Warcraft successfully launched across Korea and Europe in the first quarter, while also keeping a steady pace in North America, and is the fastest-growing game in its category. World of Warcraft has achieved nearly 1.5 million subscribers at the end of the first quarter, only 5 months after its commercial launch in late 2004. In coming months, Blizzard will release World of Warcraft in China.

Other best sellers in the first quarter include the new release Robots, based on Fox's recent movie release, and ongoing strong sales from backlist products.

CANAL+ GROUP:

Canal+ Group reported first-quarter revenues of E881 million. On a comparable basis(5), period-on-period growth came to 1%.

Revenues of French pay-television grew 1% during the period on a comparable basis compared to the same period in 2004.

Quarterly subscriptions sales (+136,000 new subscriptions, representing a 15% growth when compared to the same period last year) were the highest since the first quarter of 1991. Since March 2005, digital subscribers have access to Canal+ Le Bouquet, the first premium multi-channel package in France with exclusive content, including Canal+ Cinema and Canal+ Sport.

In January 2005, CanalSatellite topped 3 million subscriptions, strengthening its leadership on the French market.

------------------------
(3) Comparable basis illustrates the effect of the divestiture of UMG's Music Clubs in the U.K. and France as if they had occurred at the beginning of 2004.

(4) Year to date Nielsen SoundScan data for the week ending 3rd April 2005. Vivendi Universal cannot vouch for the accuracy of Nielsen SoundScan data.

(5) Comparable basis mainly illustrates the impact of Canal+ Group dispositions of businesses (Canal+ Benelux in 2004, NC Numericable in March 2005) as if these transactions had occurred at the beginning of 2004.

In addition, NC Numericable was divested in March 2005 to Cinven-Altice. Groupe Canal+ has retained a share of about 20% in the new entity, created through the merger of France Telecom Cable and NC Numericable, which now ranks number two in cable distribution in France.

Revenues from the group's movie business were slightly higher on a comparable basis compared to previous year, with the theatrical releases of "Le Couperet" directed by Costa-Gavras, "Je prefere qu'on reste amis" directed by Eric Toledano and Olivier Nakache, and of "Million Dollar Baby" directed by Clint Eastwood.

For the second quarter of 2005, major theatrical releases include "Kingdom of Heaven" directed by Ridley Scott, "Les Poupees Russes" directed by Cedric Kaplish, "The Interpreter" directed by Sydney Pollack and major DVD releases include "Comme une image" directed by Agnes Jaoui and "Bridget Jones: the edge of reason" directed by Beeban Kidron.

SFR CEGETEL GROUP:

SFR Cegetel revenues for the first quarter of 2005 increased by 18% to E2,326 million (and 7% on a comparable basis(6)).

Mobile telephony achieved a revenue growth of 20%(7) to E2,064 million. Since January 1(st), 2005, published revenues integrate rebilling of mobile termination between mobile operators. On a comparable basis, mobile telephony revenues were up 7%, mainly reflecting the year-on-year increase in the customer base combined with a stable blended ARPU(8) and despite a mobile voice termination rate cut.

SFR proved ongoing commercial dynamism in the first quarter of 2005 by launching new tariff plans including unlimited communications to 3 SFR customers. This confirmed SFR's strategy to develop voice usage thanks to the additional capacity and better efficiency offered by its UMTS network.

The improved customer mix to 61.2% of postpaid at the end of the first quarter of 2005, compared with 58.5% at the end of the first quarter of 2004, combined with improved usage of data services, led to an increase of 1% of the annual rolling blended ARPU excluding mobile termination to E431 compared to E428 in March 2004. The E1 decrease in blended ARPU compared to December 2004 (E432) is mainly due to mobile voice termination rate cut of 16.3% on January 1, 2005.

Data revenues improved significantly to represent 12% of network revenues for the first quarter of 2005 compared to 10% on a comparable basis in 2004, mainly due to the 21% increased in text messaging (SMS) sent by SFR customers with 1.3 billion SMS sent during the period and the proven success of Vodafone live! :
2,692,000 SFR customers were recorded to the mobile multimedia services portal compared to 584,000 at the end of March 2004. Non-SMS data service usage continues to grow with 25 million multimedia messages (MMS) sent by SFR customers in the first quarter of 2005 compared with 10 million in the first quarter of 2004. This contributed to a 28% growth in data ARPU to E55.

Fixed telephony and Internet revenues increased by 1% to E361 million(7) mainly driven by growing retail and wholesale broadband Internet and despite decreasing voice revenues.

Cegetel continues to have a good momentum on the broadband Internet market with 841,000 DSL customers at the end of March 2005 among which 338,000 are DSL retail customer lines. Cegetel also announced the launch of new ADSL offers based on the ADSL2+ technology - with debit rates up to 20 Mbytes- along with its "triple play" box, the C-box, that will allow Cegetel to offer combined voice-over-IP, TV and Internet services for next fall.

Cegetel maintained its market share in net unbundled lines on the quarter with 21%(9) of total French market unbundled lines.

----------------
(6) In 2004, comparable basis includes estimated mobile-to-mobile sales at SFR Cegetel applying 2005 rate.

(7) To better reflect the performances of each separate business, SFR Cegetel has reallocated intercompany transactions to a separate line "Intercompany elimination". As a consequence, SFR Cegetel's breakdown of results by business differs from breakdown published in 2004.

(8) ARPU (Average Revenue Per User) is defined as revenues net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average ART total customer base for the last twelve months.

(9) Cegetel number of DSL unbundled lines at end of March 2005 according to market data disclosed by the ART on April 15, 2005.

MAROC TELECOM:

For the first quarter of 2005, Maroc Telecom revenues increased by 15% compared to the same period last year to E423 million (+12% at constant currency on a comparable basis(10)).

First quarter mobile revenues(11) at E255 million increased by 27% compared to the same period last year (+23% at constant currency on a comparable basis). The continuing growth of the customer base reaching more than 6.7 million(12) (+26% compared to the same period last year) with net adds of 387,000 on the first quarter of 2005, a new improvement of churn rate to 9.9%12 (-1.9 point compared to the same period last year) and a monthly ARPU(13) at E11.1(12) (+1% compared to the same period last year), due to the increase of incoming international interconnection tariff applied as of January 1, 2005, explain this good performance. Excluding the impact of this tariff increase, ARPU declined by 4% compared to the same period last year and mobile revenue increased by 21% (+17% at constant currency on a comparable basis).

First quarter fixed telephony and internet revenues(11) at E257 million increased by 7% compared to the same period last year (+5% at constant currency on a comparable basis). The increase of customer base (1.3 million lines(12), +7% compared to the same period last year), the continuing growth of incoming international traffic (+14% compared to the same period last year) and the continuing success of ADSL with a customer base reaching more than 90,000 lines(12) (+51% compared to the end of 2004) explain this performance, in spite of a decrease of the average invoice per customer.

                                      * * *

Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the 2005 guidance, based on adjusted indications, may differ from the projections set forth above; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

CONTACTS :

MEDIA                                     INVESTOR RELATIONS

PARIS                                     PARIS
Antoine Lefort                            Daniel Scolan
+33 (0) 1 71 71 11 80                     +33 (0) 1 71 71 32 91
Agnes Vetillart                           Laurence Daniel
+33 (0) 1 71 71 30 82                     +33 (0) 1 71 71 12 33
Alain Delrieu                             Edouard Lassalle
+33 (0) 1 71 71 10 86                     +33 (0) 1 71 71 30 45

NEW YORK                                  NEW YORK

Flavie Lemarchand-Wood                    Eileen McLaughlin
+(1) 212.572.1118                         +(1) 212.572.8961

------------------
(10) Comparable basis illustrates the full consolidation of Mauritel as if this transaction had occurred at the beginning of 2004.

(11) Includes intercompany transactions (interconnection costs and leased lines) between Maroc Telecom fixed activity and mobile activity.

(12) Excluding Mauritel.

(13) ARPU (Average Revenue Per User) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.

                                   APPENDIX I
                                VIVENDI UNIVERSAL
                          REVENUES BY BUSINESS SEGMENT

                                (IFRS, UNAUDITED)

                                COMPARABLE BASIS

COMPARABLE BASIS ESSENTIALLY ILLUSTRATES THE EFFECT OF THE DIVESTITURES THAT OCCURRED IN 2004 (MAINLY CANAL+ BENELUX, UMG'S MUSIC CLUBS, KENCELL AND MONACO TELECOM), OF THE DIVESTITURES THAT OCCURRED IN 2005 (MAINLY NC NUMERICABLE) AND INCLUDES THE FULL CONSOLIDATION OF MAURITEL AT MAROC TELECOM AS IF THESE TRANSACTIONS HAD OCCURRED AT THE BEGINNING OF 2004. IN 2004, COMPARABLE BASIS ALSO INCLUDES ESTIMATED MOBILE-TO-MOBILE SALES AT SFR CEGETEL APPLYING 2005 RATE. THE REVENUES ARE NOT NECESSARILY INDICATIVE OF THE COMBINED REVENUES THAT WOULD HAVE OCCURRED HAD THE EVENTS ACTUALLY OCCURRED AT THE BEGINNING OF 2004.

                                                                                             1st quarter ended March 31,
                                                                                             ---------------------------
                                                                               Comparative                           % Change at
(In millions of euros)                                                             2004(a)    2005(a)     % Change   constant rate
----------------------                                                             -------    -------     --------   -------------
REVENUES
    Universal Music Group                                                            933      1 038           11%         14%
    Vivendi Universal Games                                                           77        113           47%         52%
    Canal+ Group                                                                     824        836            1%          1%
                                                                                   -----      -----           --          --
    MEDIA                                                                          1 834      1 987            8%         10%
    SFR Cegetel                                                           (b)      2 182      2 326            7%          7%
    Maroc Telecom                                                                    383        423           10%         12%
                                                                                   -----      -----           --          --
    TELECOM                                                                        2 565      2 749            7%          7%
    Non core operations and elimination of intercompany transactions      (c)         (8)       (20)          na*         na*
                                                                                   -----      -----           --          --
    TOTAL VIVENDI UNIVERSAL                                                        4 391      4 716            7%          8%
                                                                                   =====      =====           ==          ==

                                AS PUBLISHED (D)

                                                                                          1st quarter ended March 31,
                                                                                          ---------------------------
                                                                                    Comparative
(In millions of euros)                                                                  2004(a)     2005(a)   % Change
----------------------                                                                  -------     -------   --------
REVENUES
    Universal Music Group                                                                 977        1 038          6%
    Vivendi Universal Games                                                                77          113         47%
    Canal+ Group                                                                          918          881         -4%
                                                                                        -----        -----         --
    MEDIA                                                                               1 972        2 032          3%
    SFR Cegetel                                                               (b)       1 978        2 326         18%
    Maroc Telecom                                                                         368          423         15%
                                                                                        -----        -----         --
    TELECOM                                                                             2 346        2 749         17%
    Non core operations and elimination of intercompany transactions          (c)          67          (20)        na*
                                                                                        -----        -----         --
    TOTAL VIVENDI UNIVERSAL (EXCLUDING VUE)                                             4 385        4 761          9%
                                                                                        =====        =====         ==
    Vivendi Universal Entertainment                                                         -            -         na*
                                                                                        -----        -----         --
    TOTAL VIVENDI UNIVERSAL                                                             4 385        4 761          9%
                                                                                        =====        =====         ==

*na: not applicable.

(a) In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005, will be prepared in accordance with the IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) applicable as of December 31, 2005, as approved by the European Union. The first financial statements published in accordance with IAS/IFRS will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting. Given the remaining uncertainties concerning the standards and interpretations which will be applicable as of December 31 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted during the preparation of this 2004 financial information, on final and definitive reporting of the first IFRS financial statements. Please refer to Note "IFRS 2004 transition" published on April 14, 2005 and filed as a 6-K on April 19, 2005 with the SEC.

(b) As of January 1, 2005, SFR revenues include mobile-to-mobile sales for E217 million for the first quarter of 2005. 2004 comparable basis includes estimated theoretical mobile-to-mobile sales applying 2005 rate, i.e. E204 million.

(c) Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

(d)      As they will be published in BALO on May 2, 2005.

                                   APPENDIX II
                                VIVENDI UNIVERSAL
           RECONCILIATION OF REVENUES PREPARED UNDER FRENCH GAAP AND
                           COMPARATIVE IFRS REVENUES
                                   (UNAUDITED)

                                                                             1st quarter ended March 31, 2004
                                                                             --------------------------------
                                                       Revenues of telecom operators                   Reclassification
                                   French GAAP         -----------------------------                      of VUE as
                                  as published      Change in       Handset    Equipment      Other      discontinued        IFRS
(In millions of euros)                 (a)       presentation (b)  subsidies     sales       impacts     operation (c)  COMPARATIVE
----------------------                 ---       ----------------  ---------     -----       -------     -------------  -----------
REVENUES
Universal Music Group                    978            --             --           --           (1)             --            977
Vivendi Universal Games                   77            --             --           --           --              --             77
Canal+ Group                             923            --             --           --           (5)             --            918
                                       -----           ---            ---          ---          ---          ------          -----
MEDIA                                  1 978            --             --           --           (6)             --          1 972

SFR Cegetel                            2 058           (41)           (27)         (12)          --              --          1 978
Maroc Telecom                            376            --             (9)           1           --              --            368
                                       -----           ---            ---          ---          ---          ------          -----
TELECOM                                2 434           (41)           (36)         (11)          --              --          2 346
Non core operations
 and elimination of
 intercompany transactions                68            --             --           --           (1)             --             67
                                       -----           ---            ---          ---          ---          ------          -----
TOTAL VIVENDI UNIVERSAL
(EXCLUDING VUE)                        4 480           (41)           (36)         (11)          (7)             --          4 385
                                       =====           ===            ===          ===          ===          ======          =====
Vivendi Universal Entertainment        1 493            --             --           --           --          (1 493)            --
                                       -----           ---            ---          ---          ---          ------          -----
TOTAL VIVENDI UNIVERSAL                5 973           (41)           (36)         (11)          (7)         (1 493)         4 385
                                       =====           ===            ===          ===          ===          ======          =====

(a)      As they were published in BALO on May 5, 2004.

(b) Sales of services provided to customers managed by SFR Cegetel and Maroc Telecom on behalf of content providers, are net of related expenses. Under French GAAP, this change in presentation only occurred in the fourth quarter of 2004. Please refer to Notes 1.3.4.4 and 2.8.L. to the Note "IFRS 2004 transition" published on April 14, 2005 and filed as a 6-K on April 19, 2005 with the SEC.

(c) Due to the October 8, 2003 combination agreement signed by Vivendi Universal and General Electric, VUE has been qualified as discontinued operation and income and expenses for the period from January 1 to May 11, 2004 (date of the closing) were deconsolidated and presented in the amount of 80% of their net value in earnings from discontinued operations. Please refer to Notes 2.7. to the Note "IFRS 2004 transition" published on April 14, 2005 and filed as a 6-K on April 19, 2005 with the SEC.